Exhibit 99.1

IsoTis Reports Results for Fourth Quarter and Full Year 2005

26% Revenue Increase for Full Year 2005; 34% Revenue Increase for Fourth Quarter

LAUSANNE, Switzerland and IRVINE, California

          IsoTis S.A. (“IsoTis”) (SWX/Euronext: ISON) (TSX: ISO) today reported its financial results for the fourth quarter and full year 2005. Revenues were US$8.6 million for the fourth quarter of 2005, a 34% increase over revenue of US$6.4 million for the fourth quarter of 2004. For the full year 2005, revenues reached US$32.1 million, representing a 26% increase over revenue of US$25.4 million for the full year of 2004.

          Revenue Analysis

          IsoTis’ chief distribution channels are its US network of independent agents and its network of international distributors. In the fourth quarter of 2005, revenue from the US network grew 21% to US$5.8 million compared to US$4.8 million in the fourth quarter of 2004; international revenue grew 99% to US$2.2 million compared to US$1.1 million in the fourth quarter of 2004. For the full year 2005, revenue from the US network increased 16% to US$22.2 million compared to US$19.2 million for the full year of 2004, and international revenue grew 48% to US$7.4 million compared to US$4.9 million for the full year 2004.

          Results Comparison & Cash Position

          The loss from operations for the fourth quarter of 2005 was US$2.8 million, down from loss from operations of US$12.9 million for the fourth quarter of 2004. The loss from operations for the full year 2005 was US$9.9 million, compared to loss from operations of US$33.3 million for the full year 2004. The company recognised a foreign exchange gain of US$10.0 million for the full year 2005, which had a significant impact on the company’s full year results. The company recorded net income for the full year 2005, of US$0.9 million, compared to a net loss of US$37.2 million for the full year 2004.

          At December 31, 2005 the company had cash and cash equivalents (including restricted cash) of US$20.1 million.

          Operational highlights for 2005

          -  Continued to build management team

          -  Expanded sales management group

          -  Sustained sales training and education effort

          -  Continued development of new products

          Pieter Wolters, President and CEO of IsoTis OrthoBiologics commented, “We are pleased with our strong performance in 2005. We have surpassed our 2005 revenue guidance, and for the sixth quarter in succession we are reporting revenue growth compared to the same quarter of the previous year. We also reduced our operating loss for 2005 to less than one third of the prior year. We will focus on maintaining our momentum by continuing to invest in marketing, sales and training, as well as in product development.”

          Business Outlook for 2006

          -  IsoTis anticipates total revenues for full year 2006 to grow in excess of 20%.

          -  IsoTis plans to intensify product & business development aimed at introducing new products.

          Conference Call

          The Company will hold a meeting at SWX Convention Point in Zurich and simultaneously conduct a conference call at 3.00 p.m. CET/9.00 a.m. ET/6.00 a.m. PT. Dial: +41-91-610-5609 (Europe); +44-207-107-0613 (UK); +1-866-865-5144 (toll free dial in US/Canada); no password required. Digital playback is available for 24 hours after the conference starting at 6.00 p.m. until February 28, 6.00 p.m. CET, dial: +41-91-612-4330 (Europe); +44-207- 108-6233 (UK); +1-866-416-2558 (US/Canada); playback ID: 238#. The call will also be Webcast live on the IsoTis website at www.isotis.com. The Webcast will remain available on IsoTis’ website at least through April 30, 2006.

          IsoTis has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network, and an expanding international presence. The company’s main commercial operations are based out of Irvine, California; its international sales headquarters is based in Lausanne, Switzerland.

          Certain statements in this Press Release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including but not limited to competitive sales and marketing environment, the timely commencement and success of IsoTis’ clinical trials and research endeavours, delays in receiving US Food and Drug Administration or other regulatory approvals (a.o. EMEA, CE), market acceptance of the IsoTis’ products, effectiveness of our distribution channels, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX).

IsoTis S.A.
Consolidated Statements of Operations
US Dollars

	Unaudited Three Months Ended

	December 31, 2005	December 31, 2004

Net revenues
Product sales	$8,613,412	$6,297,598
Government grants	—	—
Royalties	—	134,720
Total net revenues	8,613,412	6,432,318
Operating expenses
Costs of sales	3,930,321	3,618,765
Research and development	2,159,005	4,248,552
Marketing and selling	3,830,472	4,603,411
General and administrative	1,486,542	4,551,672
Reorganisation costs	—	2,334,283
Total operating expenses	11,406,340	19,356,683
Loss from operations	(2,792,928)	(12,924,365)
Interest income and other	191,391	2,093,673
Interest expense and other	(249,556)	(722,453)
Foreign exchange gain/(loss)	1,356,579	(7,431,134)
Net income(loss) before taxes	(1,494,514)	(18,984,279)
Provision for income taxes	—	—
Net income(loss)	$(1,494,514)	$(18,984,279)
Basic net income(loss) per share	$(0.02)	$(0.27)
Diluted net income per share
Weighted average common shares outstanding	70,804,821	69,923,295
Diluted common shares outstanding

IsoTis S.A.
Consolidated Statements of Operations
US Dollars

	Unaudited Year Ended

	December 31, 2005	December 31, 2004

Net revenues
Product sales	$32,063,461	$25,268,629
Government grants	—	37,141
Royalties	38,825	134,720
Total net revenues	32,102,286	25,440,490
Operating expenses
Costs of sales	13,114,233	12,254,210
Research and development	6,330,136	12,159,409
Marketing and selling	13,140,497	13,989,841
General and administrative	9,424,863	15,588,846
Reorganisation costs	—	4,743,458
Total operating expenses	42,009,729	58,735,764
Loss from operations	(9,907,443)	(33,295,274)
Interest income and other	1,240,717	2,360,690
Interest expense and other	(406,111)	(319,489)
Foreign exchange gain/(loss)	9,981,769	(5,977,977)
Net income(loss) before taxes	908,932	(37,232,050)
Provision for income taxes	—	—
Net income(loss)	$908,932	$(37,232,050)
Basic net income(loss) per share	$0.01	$(0.54)
Diluted net income per share	$0.01
Weighted average common shares outstanding	70,464,330	69,548,046
Diluted common shares outstanding	72,447,640

IsoTis S.A.
Consolidated Balance Sheets

	Unaudited December 31, 2005	Unaudited December 31, 2004

Assets
Current assets:
Cash and cash equivalents	$15,714,442	$25,539,603
Restricted cash	2,184,063	3,030,402
Trade receivables, net	6,306,518	4,414,341
Inventories	10,020,906	9,295,435
Unbilled receivables	295,115	435,116
Value added tax receivable	95,505	137,122
Prepaid expenses and other current assets	761,355	2,297,876
Total current assets	35,377,904	45,149,895
Non-current assets:
Restricted cash	2,250,000	4,605,623
Property, plant and equipment, net	1,359,280	3,270,707
Goodwill	16,383,069	16,383,069
Intangible assets, net	13,585,250	16,236,065
Total non-current assets	33,577,599	40,495,464
Total assets	$68,955,503	$85,645,359
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$2,910,114	$3,571,784
Accrued liabilities	6,680,989	8,468,782
Deferred revenue	344,719	62,042
Current portion of capital lease obligations	—	39,877
Current portion of interest-bearing loans and borrowings	1,015,471	6,796,899
Total current liabilities	10,951,293	18,939,384
Non-current liabilities:
Capital lease obligations	—	—
Interest-bearing loans and borrowings	2,043,781	3,067,722
Total non-current liabilities	2,043,781	3,067,722
Common Stock	50,644,949	49,955,146
Additional paid in capital	106,212,297	105,598,590
Accumulated other comprehensive income	12,932,003	22,822,269
Accumulated deficit	(113,828,820)	(114,737,752)
Total shareholders’ equity	55,960,429	63,638,253
Total liabilities and shareholders’ equity	$68,955,503	$85,645,359

Hans Herklots, Director IR, Tel: +41-21-620-6011, E-mail: hans.herklots@isotis.com. Rob Morocco, CFO, +1-949-855-7155, robert.morocco@isotis.com